Exhibit 6.2

Management Services Agreement

This MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made and entered into as of March 31, 2026 (the “Effective Date”), by and between Bequest Asset Management, LLC, a Delaware limited liability company (the “Manager”), and Bequest Bonds I, Inc., a Delaware corporation (the “Company”). The Manager and the Company are each referred to herein as a “Party” and collectively as the “Parties”.

Recitals

WHEREAS, the Company is a Delaware corporation that, through the issuance of bonds qualified under Regulation A (the “Bonds”) and other capital sources, invests in performing, re-performing, and non-performing residential mortgage loans, business loans, private real estate loans, preferred equity and limited partner interests in pooled investment vehicles, and other debt and debt-related instruments;

WHEREAS, the Company desires to engage the Manager to provide, and the Manager desires to provide to the Company, management, administrative, and related services on the terms and conditions set forth herein;

WHEREAS, the Company was previously party to that certain Management Services Agreement dated April 1, 2024 (the “Prior Agreement”), originally between the Company and LMMS Management, LLC, which was assigned to Bequest Capital, LLC by Assignment of Management Services Agreement dated June 2, 2025;

WHEREAS, the Parties intend that the Prior Agreement be terminated as of the Effective Date of this Agreement, which will supersede and replace the Prior Agreement in its entirety; and

WHEREAS, the Manager has the personnel, expertise, and infrastructure necessary to provide the services contemplated hereunder.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1 — Definitions

As used in this Agreement, the following terms have the meanings set forth below. Other capitalized terms are defined elsewhere in this Agreement.

“Acquisition Fee” means the fee payable to the Manager pursuant to Section 4.3.

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“AUM” means as of any date of determination, the aggregate fair value of all assets of the Company as of such date, as reflected on the Company’s books and records in accordance with U.S. generally accepted accounting principles, consistently applied, including without limitation (a) cash and cash equivalents, (b) Investments (including residential mortgage loans, business loans, private real estate loans, preferred equity and limited partner interests, and other Investments), in each case at their fair value, (c) accrued interest, dividend, preferred return, and similar income receivables, and (d) other assets reflected on the Company’s balance sheet. For the avoidance of doubt, AUM is a gross measure and is not reduced by any liabilities of the Company (including the Bonds, any Credit Facility, or any accrued expenses). Where a fair value determination is required to be made between the dates of the Company’s most recently issued audited or interim financial statements, AUM shall be calculated using fair values determined by the Manager in good faith in accordance with the Company’s valuation policy, subject to subsequent adjustment upon issuance of audited or reviewed financial statements covering the applicable period.

“Bonds” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks in New York, New York or Sarasota, Florida are authorized or required by law to close.

“Cause” means with respect to the Manager, the occurrence of any of the following: (a) a final, non-appealable judgment by a court of competent jurisdiction or a binding determination by a self-regulatory organization that the Manager or a Key Person has committed fraud, willful misconduct, or gross negligence in connection with the performance of services under this Agreement and that is materially adverse to the Company; (b) a material breach by the Manager of this Agreement that, if curable, is not cured within thirty (30) days following written notice from the Company specifying such breach in reasonable detail; (c) the Manager’s voluntary or involuntary bankruptcy, insolvency, receivership, or assignment for the benefit of creditors; or (d) the occurrence of a Key Person Event that is not cured in accordance with Section 5.2.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the Treasury Regulations promulgated thereunder.

“Disposition Fee” means the fee payable to the Manager pursuant to Section 4.4.

“Effective Date” has the meaning set forth in the preamble.

“Financing Fee” means the fee payable to the Manager pursuant to Section 4.5.

“Gross Purchase Price” means, with respect to any Investment, the aggregate cash amount paid or committed by the Company to acquire, fund, or contribute capital to such Investment at closing, including any closing costs payable to the seller or to third parties at closing, and excluding (a) ongoing capital calls or follow-on contributions made after the initial closing of such Investment (each of which shall be treated as a separate Investment for purposes of calculating the Acquisition Fee), (b) servicing fees, custodial fees, and other ordinary-course holding expenses, and (c) accrued interest, preferred return, or similar income items capitalized into the Investment after closing. For the avoidance of doubt: (i) for a directly acquired loan or mortgage note, the Gross Purchase Price is the cash purchase price paid to the seller; (ii) for a loan originated by the Company, the Gross Purchase Price is the principal amount funded by the Company at closing; (iii) for a preferred equity, limited partner, or similar interest in a pooled investment vehicle, the Gross Purchase Price is the Company’s capital contribution to such vehicle, and each separate contribution (whether initial or follow-on) shall constitute a separate Investment with its own tier ladder under Section 4.3; and (iv) for any joint venture, syndication, or similar structure in which the Company invests alongside other parties, the Gross Purchase Price is the Company’s own capital contribution to such structure, and not the purchase price or aggregate capitalization of any underlying asset.

“Gross Sale Price” means, with respect to any Investment sold or otherwise disposed of by the Company to a third party, the aggregate cash and fair market value of non-cash consideration received by the Company at closing in respect of such disposition, net of customary closing costs payable by the Company to third parties at closing.

“Investment” means any asset, security, loan, instrument, equity interest, debt interest, real estate interest, or other property acquired, held, or made by the Company in furtherance of its investment objectives, including without limitation residential mortgage loans, business loans, private real estate loans, and preferred equity and limited partner interests in pooled investment vehicles.

“Investment Committee” means the committee established and reconstituted by the Manager from time to time, the composition and authority of which are described in Section 3.3.

“Key Person Event” has the meaning set forth in Section 5.2.

“Key Persons” means Shawn Muneio and Martin Saenz, and any individual subsequently designated as a Key Person by mutual written agreement of the Parties.

“Losses” means any and all losses, damages, claims, demands, liabilities, costs, expenses (including reasonable attorneys’ fees), judgments, fines, and amounts paid in settlement.

“Management Fee” means the fee payable to the Manager pursuant to Section 4.1.

“Manager Indemnified Parties” has the meaning set forth in Section 8.2.

“Person” means any individual, corporation, limited liability company, partnership, association, trust, joint venture, governmental authority, or other legal entity.

“Prior Agreement” has the meaning set forth in the Recitals.

“Securities Laws” means the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the U.S. Investment Advisers Act of 1940, as amended, the U.S. Investment Company Act of 1940, as amended, applicable state securities laws, and the rules and regulations promulgated under any of the foregoing.

“Services” has the meaning set forth in Section 2.1.

“Term” has the meaning set forth in Section 5.1.

“Transaction Documents” means with respect to any Investment, the purchase agreement, note, mortgage, assignment, guaranty, subscription agreement, operating or partnership agreement, side letter, servicing agreement, and other definitive documents executed in connection with the acquisition, holding, and disposition of such Investment.

Article 2 — Appointment and Services

2.1 Appointment. The Company hereby appoints the Manager, and the Manager hereby accepts such appointment, to provide management, administrative, and related services to the Company on the terms and conditions set forth in this Agreement (collectively, the “Services”), subject at all times to the oversight of the Company’s board of directors (the “Board”) and to such written direction as the Board may provide from time to time.

2.2 Scope of Services. Subject to the oversight of the Board and the policies and limitations established by the Board from time to time, the Manager shall, on behalf of and at the expense of the Company:

(a)	identify, evaluate, structure, negotiate, acquire, monitor, manage, and dispose of Investments;

(b)	establish and oversee the Investment Committee in accordance with Section 3.3;

(c)	engage and oversee third-party loan servicers, custodians, fund administrators, transfer agents, auditors, accountants, tax advisors, and counsel, and review the performance of such providers;

(d)	cause the Company to comply with its ongoing reporting and other obligations under Regulation A and applicable Securities Laws;

(e)	maintain or cause to be maintained the books and records of the Company in accordance with Section 6.1;

(f)	manage the Company’s cash, including the investment of cash awaiting deployment in money-market or other short-duration liquidity instruments approved by the Board;

(g)	administer the Company’s bond program, including coordination with the transfer agent regarding subscriptions, redemptions, interest payments, and principal payments to bondholders;

(h)	provide all staff, office facilities, equipment, supplies, and other resources reasonably necessary to perform the foregoing; and

(i)	perform such other services consistent with the foregoing as the Board may reasonably request from time to time.

2.3 Authority and Limitations. The Manager shall have the authority to bind the Company with respect to ordinary-course Investment activities consistent with the Company’s investment objectives and the policies established by the Board from time to time. Notwithstanding the foregoing, the Manager shall not, without the prior approval of the Board, cause the Company to:

(a)	guarantee the obligations of any other Person;

(b)	sell, transfer, or otherwise dispose of all or substantially all of the Company’s assets;

(c)	merge, consolidate, dissolve, or wind up the Company; or

(d)	amend the Company’s certificate of incorporation or bylaws.

2.4 Standard of Care. In performing the Services, the Manager shall act in good faith and with that degree of care, skill, diligence, and prudence that a reasonably prudent manager would exercise in the conduct of an enterprise of like character and with like aims, taking into account the Company’s objectives and prevailing market conditions. The Manager shall not be liable to the Company for any Losses arising from the performance or non-performance of the Services except to the extent such Losses are finally determined by a court of competent jurisdiction to have resulted from the gross negligence, willful misconduct, fraud, or material breach of this Agreement by the Manager.

2.5 Non-Exclusivity; Allocation of Opportunities. The Manager and its Affiliates may engage in other business activities, including without limitation the management or sponsorship of other investment vehicles, some of which may have objectives that overlap with those of the Company. The Manager shall allocate Investment opportunities among the Company and any other vehicle managed or sponsored by the Manager or its Affiliates in a manner that the Manager determines in good faith to be fair and equitable over time, taking into account such factors as the Manager determines to be relevant, which may include (a) the respective objectives, strategies, restrictions, and concentration limits of the Company and such other vehicle; (b) the available capital of each; (c) the size and nature of the opportunity; (d) the timing of available capital; and (e) the credit risk profile of the investment. Subject to the foregoing, the Company acknowledges and agrees that nothing herein shall be deemed to entitle the Company to any particular allocation, or to require the Manager to offer any particular opportunity to the Company.

2.6 Allocation of Resources. During the Term, the Manager shall devote such time, focus, resources, and effort as the Manager determines in good faith to be reasonably necessary to perform the Services in accordance with the standard of care set forth in Section 2.4.

Article 3 — Personnel, Key Persons, and Investment Committee

3.1 Manager Personnel. The Manager shall select, employ, compensate, supervise, and direct all personnel necessary to perform the Services. Such personnel are and shall remain employees, contractors, or agents of the Manager, and not of the Company. The Manager shall be solely responsible for all compensation, benefits, payroll taxes, and other obligations associated with such personnel.

3.2 Key Persons. The Manager covenants that, during the Term, each of the Key Persons shall devote such portion of his business time and attention to the affairs of the Company as is reasonably necessary to perform the duties allocated to him by the Manager in connection with the Services, subject to vacations, illness, and similar customary absences. The Manager shall promptly notify the Company in writing upon becoming aware of any circumstance that constitutes or is reasonably likely to constitute a Key Person Event.

3.3 Investment Committee. The Manager shall establish and maintain an Investment Committee of not fewer than three (3) members. The Investment Committee shall be responsible for reviewing and approving all material Investment decisions, including the acquisition and disposition of Investments above thresholds established by the Manager from time to time. The Investment Committee shall meet at such times and in such manner as the Manager determines, and shall maintain written minutes of its decisions, which shall be made available to the Board upon reasonable request. As of the Effective Date, the Investment Committee consists of Shawn Muneio, David Friedman, and James Keefe.

3.4 Related-Party Transactions. Any transaction between the Company, on the one hand, and the Manager, any Affiliate of the Manager, any Key Person, or any entity in which any of the foregoing has a direct or indirect economic interest, on the other hand (each, a “Related-Party Transaction”), shall be (a) entered into on terms that are no less favorable to the Company than those that would be obtainable in an arm’s-length transaction with an unaffiliated counterparty of comparable creditworthiness and standing; and (b) reviewed and approved in advance by the Investment Committee, with any Investment Committee member having an economic interest in the transaction recused from the deliberation and vote thereon.

Article 4 — Compensation and Expenses

4.1 Management Fee. The Company shall pay the Manager a management fee (the “Management Fee”), accruing daily and payable monthly in arrears, equal to one-twelfth (1/12) of three percent (3.00%) of the Company’s AUM, calculated as of the last calendar day of each month. The Management Fee for any partial month shall be prorated based on the number of days in such partial month. The Management Fee shall be invoiced by the Manager not later than the fifteenth (15th) day of the following month and paid by the Company within fifteen (15) Business Days of receipt of such invoice.

4.2 AUM Calculation Disputes. If the Company in good faith disputes the calculation of AUM reflected on any invoice for the Management Fee, the Company shall pay the undisputed portion of such invoice when due and shall promptly notify the Manager in writing of the disputed portion. The Parties shall use commercially reasonable efforts to resolve any such dispute within thirty (30) days following such notice. If the Parties are unable to resolve the dispute within such period, either Party may refer the dispute to the Company’s independent auditor, whose determination shall be binding on the Parties absent manifest error. The costs of such referral shall be borne by the non-prevailing Party. Following the issuance of audited or reviewed financial statements covering any period for which AUM was calculated using interim fair values, the Manager shall true up the Management Fee for such period to reflect the audited or reviewed fair values, with any resulting overpayment or underpayment to be reflected as a credit or debit against the next monthly Management Fee invoice.

4.3 Acquisition Fee. The Company shall pay the Manager an acquisition fee (the “Acquisition Fee”) with respect to each Investment acquired by the Company. The Acquisition Fee shall be calculated on the Gross Purchase Price of such Investment by applying the percentage rates set forth in the schedule below to the corresponding portion of such Gross Purchase Price falling within each tier (such that, for any Investment with a Gross Purchase Price exceeding the upper bound of any tier, the rate for each tier shall apply solely to the portion of the Gross Purchase Price within that tier and not to the entire Gross Purchase Price):

Tier of Gross Purchase Price	Marginal Rate
Portion up to $1,000,000	4.00%
Portion above $1,000,000 and up to $5,000,000	3.00%
Portion above $5,000,000 and up to $10,000,000	2.00%
Portion above $10,000,000	1.00%

Illustrative Example. For an Investment with a Gross Purchase Price of $7,000,000, the Acquisition Fee shall be calculated as follows: (i) 4.00% of $1,000,000 (the portion up to $1,000,000), equal to $40,000, plus (ii) 3.00% of $4,000,000 (the portion above $1,000,000 and up to $5,000,000), equal to $120,000, plus (iii) 2.00% of $2,000,000 (the portion above $5,000,000 and up to $7,000,000), equal to $40,000, for a total Acquisition Fee of $200,000. This example is for illustrative purposes only and shall not be construed to modify the calculation rules set forth above.

The Acquisition Fee shall be earned upon the closing of each Investment and paid to the Manager not later than fifteen (15) Business Days following such closing. Investments in or acquisitions from Affiliates of the Manager shall be eligible for the Acquisition Fee on the same basis as Investments in or acquisitions from unaffiliated third parties, subject to the Related-Party Transaction requirements of Section 3.4.

4.4 Disposition Fee. The Company shall pay the Manager a disposition fee (the “Disposition Fee”) equal to one percent (1.00%) of the Gross Sale Price of any Investment sold by the Company to a third party. No Disposition Fee shall be payable in respect of (a) the scheduled or contractual repayment, redemption, or refinancing of an Investment by the underlying obligor; (b) the maturity or pay-off of a loan in the ordinary course; or (c) the partial or complete redemption of a preferred equity, limited partner, or similar interest by the issuer thereof. The Disposition Fee shall be earned upon closing of the applicable sale and paid to the Manager not later than fifteen (15) Business Days following such closing. Sales of Investments to Affiliates of the Manager shall be eligible for the Disposition Fee on the same basis as sales to unaffiliated third parties, subject to the Related-Party Transaction requirements of Section 3.4.

4.5 Financing Fee. The Company shall pay the Manager a financing fee (the “Financing Fee”) equal to one percent (1.00%) of the maximum principal amount available to be drawn under any credit facility, loan, line of credit, repurchase facility, warehouse facility, or other arrangement for borrowed money entered into by the Company (each, a “Credit Facility”) that is arranged by the Manager. The Financing Fee shall be subject to the following:

(a)	Exclusions. No Financing Fee shall be payable in respect of (i) the Bonds, (ii) ordinary-course trade payables or accruals, (iii) the automatic renewal or extension of an existing Credit Facility at the same or lower principal amount and on substantially the same economic terms, or (iv) any Credit Facility outstanding as of the Effective Date, including without limitation that certain Committed Line of Credit Note dated April 8, 2024 between the Company and Bequest Legacy Fund I, LLC.

(b)	Upsizes. In the event of an upsize of an existing Credit Facility, the Financing Fee shall be calculated only on the incremental increase in the maximum principal amount available to be drawn.

(c)	Affiliate Credit Facilities. Credit Facilities provided by an Affiliate of the Manager shall be eligible for the Financing Fee on the same basis as Credit Facilities provided by unaffiliated third parties, subject to the Related-Party Transaction requirements of Section 3.4.

(d)	Timing. The Financing Fee shall be earned upon the closing or effectiveness of the applicable Credit Facility (or, in the case of an upsize, upon the effectiveness of such upsize) and paid to the Manager not later than fifteen (15) Business Days thereafter.

(e)	No Duplication. For the avoidance of doubt, the Financing Fee shall be payable only once with respect to any given Credit Facility (or incremental upsize), and shall not be re-earned upon any drawdown, repayment, or re-drawing under such Credit Facility.

4.6 Sole Compensation. The Management Fee, the Acquisition Fee, the Disposition Fee, and the Financing Fee shall constitute the sole compensation payable to the Manager for the Services. Without limiting the generality of the foregoing, the Manager shall not be entitled to any (a) incentive fee, performance fee, carried interest, or other performance-based compensation, or (b) fee in connection with the issuance, redemption, or servicing of the Bonds (other than reimbursement of third-party costs as Reimbursable Expenses). The Manager shall be entitled to reimbursement of Reimbursable Expenses in accordance with Section 4.7, which are not “compensation” for purposes of this Section 4.6.

4.7 Reimbursable Expenses. The Company shall reimburse the Manager for the following out-of-pocket expenses actually and reasonably incurred by the Manager in connection with the Services (“Reimbursable Expenses”):

(a)	fees and expenses of third-party service providers engaged on behalf of the Company, including loan servicers, custodians, fund administrators, transfer agents, auditors, accountants, tax advisors, counsel, and bond placement agents;

(b)	expenses associated with the offering, qualification, and ongoing compliance of the Bonds, including filing fees, “blue sky” fees, and offering circular preparation costs;

(c)	marketing and investor relations expenses;

(d)	due diligence expenses (including travel, third-party reports, and broken-deal expenses) incurred in connection with proposed Investments, whether or not consummated, provided that broken-deal expenses shall be allocated fairly among the Company and any other vehicle managed by the Manager that would have shared in the opportunity;

(e)	loan servicing fees, custodial fees, and transaction-level expenses incurred at the Investment level;

(f)	directors and officers, errors and omissions, and other insurance premiums maintained for the benefit of the Company;

(g)	regulatory filing fees, franchise taxes, and other governmental charges payable by the Company; and

(h)	any other expenses approved by the Board.

Reimbursable Expenses do not include, and the Manager shall bear at its own expense without reimbursement: (i) compensation, benefits, and payroll taxes of the Manager’s employees and Key Persons; (ii) rent, utilities, and overhead of the Manager’s offices; (iii) information technology, software, and infrastructure of the Manager; (iv) expenses associated with the Manager’s own regulatory compliance (other than expenses arising specifically from the Company’s Regulation A status); and (v) any expenses that constitute services that the Manager is required to provide under Section 2.2 in consideration of the Management Fee. The Manager shall submit invoices for Reimbursable Expenses with supporting documentation no less frequently than monthly, and the Company shall pay such invoices within fifteen (15) Business Days of receipt.

4.8 Late Payment. Any amount payable by either Party under this Article 4 that is not paid when due shall accrue interest at a rate equal to the lesser of (a) the prime rate published in the Wall Street Journal on the date such payment was due plus two percent (2.00%) per annum, and (b) the maximum rate permitted by applicable law, in each case from the date due until paid in full.

4.9 Survival of Earned Fees. Any Management Fee, Acquisition Fee, Disposition Fee, Financing Fee, or Reimbursable Expense that has been earned but not paid as of the termination or expiration of this Agreement shall survive such termination or expiration and remain payable in accordance with this Article 4.

Article 5 — Term and Termination

5.1 Term. The initial term of this Agreement shall commence on the Effective Date and shall continue until March 31, 2031 (the “Initial Term”). Upon expiration of the Initial Term, this Agreement shall automatically renew for successive one (1)-year periods (each a “Renewal Term” and, together with the Initial Term, the “Term”) unless either Party delivers written notice of non-renewal to the other Party not less than ninety (90) days prior to the end of the then-current Initial Term or Renewal Term.

5.2 Key Person Event. A “Key Person Event” shall be deemed to have occurred if, at any time during the Term, both Key Persons shall cease, for any reason, to be actively involved in the management of the Manager and the Company. Upon the occurrence of a Key Person Event, the Manager shall promptly notify the Company in writing. The Manager shall have ninety (90) days from the date of such notice (or, if shorter, the date the Company first becomes aware of the Key Person Event) to propose to the Board a replacement individual or individuals reasonably acceptable to the Board, such acceptance not to be unreasonably withheld. If the Board does not accept the proposed replacement within thirty (30) days of receipt, the Company shall have the right to terminate this Agreement for Cause pursuant to Section 5.3 without further cure period.

5.3 Termination by the Company for Cause. The Company may terminate this Agreement at any time upon written notice to the Manager for Cause, effective as of the date specified in such notice (which shall be not earlier than the date of the notice). Termination for Cause shall not relieve the Company of its obligation to pay amounts earned by the Manager prior to such termination.

5.4 Termination by the Company Without Cause. Following the expiration of the Initial Term, the Company may terminate this Agreement without Cause upon ninety (90) days’ prior written notice to the Manager. In the event of a termination without Cause pursuant to this Section 5.4, the Company shall pay the Manager, in addition to all amounts earned through the effective date of termination, a termination fee equal to the average annual Management Fee paid to the Manager (or its predecessors under the Prior Agreement) during the two (2) fiscal years immediately preceding the effective date of termination, payable in a lump sum within thirty (30) days of such effective date.

5.5 Termination by the Manager. The Manager may terminate this Agreement (a) at any time upon ninety (90) days’ prior written notice to the Company, or (b) immediately upon written notice to the Company if the Company has materially breached this Agreement and such breach has not been cured within thirty (30) days following written notice from the Manager specifying such breach in reasonable detail.

5.6 Automatic Termination. This Agreement shall terminate automatically upon (a) the dissolution, winding up, or liquidation of the Company; (b) the filing of a voluntary or involuntary bankruptcy petition by or against either Party that is not dismissed within sixty (60) days; (c) the appointment of a receiver, trustee, or liquidator for either Party in connection with insolvency; or (d) a general assignment by either Party for the benefit of creditors.

5.7 Effect of Termination. Upon any termination or expiration of this Agreement, (a) all rights and obligations of the Parties shall cease, except for (i) provisions that by their terms survive such termination (including Articles 4 (as to earned amounts), 6, 8, and 9), and (ii) accrued rights and obligations existing as of such termination; (b) the Manager shall cooperate reasonably with the Company and any successor manager to effect an orderly transition of the Services, including the delivery of all books, records, files, and other property of the Company in the Manager’s possession or control; and (c) the Manager shall be entitled to reimbursement of reasonable transition costs incurred in connection with subsection (b).

Article 6 — Books and Records; Audit Rights

6.1 Books and Records. The Manager shall maintain or cause to be maintained complete and accurate books and records relating to the Services and the Company’s Investments, in accordance with U.S. generally accepted accounting principles and prudent industry practice. All such books and records shall be the property of the Company and shall be made available to the Company, its auditors, and its representatives during normal business hours upon reasonable advance notice.

6.2 Audit Rights. Once per fiscal year, upon not less than thirty (30) days’ prior written notice, the Company may, at its own expense, cause an independent accounting firm of national standing to audit the Manager’s records relating to fees and Reimbursable Expenses payable under this Agreement. If any such audit reveals that the Manager has overcharged the Company, the Manager shall reimburse the Company for the amount of the overcharge, together with interest thereon at the rate specified in Section 4.8 from the date of the overcharge until repaid. If the aggregate amount of overcharges identified by the audit exceeds three percent (3%) of the aggregate amounts examined, the Manager shall also bear the reasonable costs of the audit; otherwise, the costs of the audit shall be borne by the Company.

6.3 Regulatory Cooperation. Each Party shall cooperate with the other in connection with any inquiry, examination, or proceeding by the U.S. Securities and Exchange Commission, any state securities regulator, or any other governmental authority having jurisdiction over the Company or the Manager, including by promptly providing such information and documents as may be reasonably requested.

Article 7 — Representations and Warranties

7.1 Mutual Representations. Each Party represents and warrants to the other Party that, as of the Effective Date: (a) it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization; (b) it has all requisite power and authority to execute, deliver, and perform this Agreement; (c) the execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on its part; (d) this Agreement constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws; and (e) neither the execution and delivery nor the performance of this Agreement will conflict with or result in a breach of (i) its organizational documents, (ii) any material agreement to which it is a party, or (iii) any applicable law or regulation.

7.2 Manager Representations. The Manager additionally represents and warrants to the Company that, as of the Effective Date: (a) it has, and during the Term shall maintain, all licenses, registrations, permits, and authorizations required to perform the Services under applicable law; (b) neither the Manager nor any Key Person is subject to any “bad actor” disqualification under Rule 506(d) of Regulation D under the Securities Act of 1933, as amended, and the Manager shall promptly notify the Company if either becomes subject to any such disqualification; (c) neither the Manager nor any Key Person is or has been within the past ten (10) years subject to any criminal conviction (other than minor traffic violations), securities-related injunction, or final order of any governmental authority that would be required to be disclosed under Item 401(f) of Regulation S-K (or the analogous Form 1-K disclosure requirements); and (d) the Manager maintains, and shall continue to maintain during the Term, errors and omissions insurance with limits and coverage customary for managers of investment vehicles of similar size and strategy.

7.3 Continuing Representations. Each Party shall promptly notify the other Party in writing upon becoming aware of any fact or circumstance that would cause any of its representations or warranties set forth in this Article 7 to be untrue in any material respect.

Article 8 — Indemnification; Limitation of Liability

8.1 Indemnification by the Company. The Company shall indemnify, defend, and hold harmless the Manager, its Affiliates, and their respective members, managers, directors, officers, employees, and agents (collectively, the “Manager Indemnified Parties”) from and against any and all Losses incurred by any Manager Indemnified Party arising out of or relating to the performance of the Services, the holding or disposition of any Investment, or the operations of the Company; provided, however, that no Manager Indemnified Party shall be entitled to indemnification under this Section 8.1 to the extent such Losses are finally determined by a court of competent jurisdiction to have resulted from the gross negligence, willful misconduct, fraud, or material breach of this Agreement by the Manager Indemnified Party seeking indemnification.

8.2 Manager Indemnified Parties. The “Manager Indemnified Parties” shall include the Manager, its Affiliates, and each of their respective members, managers, directors, officers, employees, and agents, and each Key Person.

8.3 Indemnification by the Manager. The Manager shall indemnify, defend, and hold harmless the Company and its directors, officers, employees, and agents (the “Company Indemnified Parties”) from and against any and all Losses incurred by any Company Indemnified Party arising out of or relating to (a) the gross negligence, willful misconduct, fraud, or material breach of this Agreement by any Manager Indemnified Party, (b) any material misrepresentation by the Manager in this Agreement, or (c) any claim by an employee, contractor, or agent of the Manager relating to compensation, benefits, or employment status (it being understood that no such Person is an employee of the Company).

8.4 Procedure. A Person seeking indemnification under this Article 8 (the “Indemnitee”) shall promptly notify the Party from whom indemnification is sought (the “Indemnitor”) in writing of any claim for which indemnification is sought; provided that failure to provide such prompt notice shall not relieve the Indemnitor of its obligations except to the extent the Indemnitor is materially prejudiced thereby. The Indemnitor shall have the right to assume and control the defense of any such claim with counsel reasonably acceptable to the Indemnitee, provided that the Indemnitee shall have the right to participate in such defense at its own expense. No settlement of any claim shall be entered into without the prior written consent of the Indemnitee (which shall not be unreasonably withheld) unless such settlement (i) involves only the payment of money, (ii) includes a full release of the Indemnitee, and (iii) does not contain any admission of liability or wrongdoing by the Indemnitee.

8.5 Advancement of Expenses. The Company shall advance reasonable expenses (including reasonable attorneys’ fees) to any Manager Indemnified Party in connection with the defense of any claim for which indemnification may be available under Section 8.1, upon receipt of a written undertaking by such Manager Indemnified Party to repay such advanced amounts if it is finally determined that such Person is not entitled to indemnification hereunder.

8.6 Limitation of Liability. Except in the case of fraud or willful misconduct, in no event shall either Party be liable to the other Party for any consequential, special, indirect, punitive, or exemplary damages arising out of or relating to this Agreement, even if advised of the possibility of such damages.

Article 9 — Miscellaneous

9.1 Independent Contractor. The Manager is an independent contractor of the Company. Nothing in this Agreement shall be construed to create a partnership, joint venture, agency (except as expressly granted herein), employment, or fiduciary relationship between the Parties (other than such fiduciary duties as may be imposed on the Manager as a matter of applicable law). The Manager shall be solely responsible for all federal, state, and local taxes, including self-employment, payroll, sales, use, value-added, withholding, income, unemployment, and workers’ compensation taxes, applicable to the Manager and its personnel in connection with the Services.

9.2 Assignment. Neither Party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement (whether by operation of law, change of control, or otherwise) without the prior written consent of the other Party, and any purported assignment, delegation, or transfer without such consent shall be void; provided, however, that the Manager may delegate the performance of specific Services to qualified third-party service providers without the Company’s prior written consent, provided that the Manager shall remain responsible for the performance of such Services and the acts and omissions of such service providers. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

9.3 No Third-Party Beneficiaries. Except for the Manager Indemnified Parties and the Company Indemnified Parties (each of whom shall be a third-party beneficiary of Article 8), nothing in this Agreement is intended to or shall confer upon any Person other than the Parties any legal or equitable right, remedy, or claim under or in respect of this Agreement.

9.4 Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to its conflicts-of-laws principles.

9.5 Jurisdiction; Venue; Waiver of Jury Trial. Each Party irrevocably submits to the exclusive jurisdiction of the state and federal courts located in (a) the State of Delaware in respect of any dispute arising out of or relating to the validity, formation, or interpretation of this Agreement under Delaware law, and (b) Sarasota County, Florida in respect of any other dispute arising out of or relating to this Agreement, and agrees that service of process may be made in any manner permitted by applicable law or by delivery in accordance with Section 9.8. EACH PARTY HEREBY IRREVOCABLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

9.6 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written, with respect to such subject matter, including the Prior Agreement, which is hereby terminated and superseded in its entirety as of the Effective Date. For the avoidance of doubt, no fees, expense reimbursements, or other amounts payable under the Prior Agreement (including any startup or administrative cost reimbursement contemplated thereby) shall be payable under this Agreement, and the Parties acknowledge that LMMS Management, LLC, the original counterparty to the Prior Agreement, has been dissolved.

9.7 Amendment; Waiver. This Agreement may be amended only by a written instrument executed by both Parties. No waiver of any provision of this Agreement shall be effective unless in writing and signed by the Party against whom the waiver is asserted. No failure or delay in exercising any right under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right preclude any other or further exercise.

9.8 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally, (b) on the date of transmission if sent by e-mail (with confirmation of transmission), (c) one (1) Business Day after deposit with a reputable overnight courier (charges prepaid), or (d) three (3) Business Days after deposit in the U.S. mail, registered or certified, return receipt requested, postage prepaid, in each case addressed as follows (or to such other address as a Party may designate by notice given in accordance with this Section):

If to the Manager:

Bequest Asset Management, LLC

1255 N Gulfstream Avenue, Suite 101

Sarasota, Florida 34236

Attention: Chief Executive Officer

Email: shawn@bqfunds.com

If to the Company:

Bequest Bonds I, Inc.

1255 N Gulfstream Avenue, Suite 101

Sarasota, Florida 34236

Attention: Board of Directors

Email: shawn@bqfunds.com

9.9 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, such provision shall be severed from this Agreement, and the remaining provisions shall remain in full force and effect. The Parties shall negotiate in good faith to replace any such severed provision with a valid and enforceable provision that achieves the original intent of the Parties to the maximum extent permitted by law.

9.10 Interpretation. Unless the context requires otherwise: (a) the singular includes the plural and vice versa; (b) “include,” “includes,” and “including” are deemed followed by “without limitation”; (c) “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole; (d) references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules of this Agreement; (e) headings are for convenience only and do not affect interpretation; and (f) any reference to a statute or regulation includes any successor thereto and any rules and regulations promulgated thereunder.

9.11 Force Majeure. Neither Party shall be liable for any failure or delay in performance under this Agreement (other than payment obligations) arising from causes beyond such Party’s reasonable control, including acts of God, war, terrorism, civil unrest, pandemic, government action, fire, flood, earthquake, or other natural disaster, or failure of public utilities, internet, or communications infrastructure, provided that the affected Party gives prompt written notice to the other Party and uses commercially reasonable efforts to resume performance as promptly as practicable.

9.12 Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts (including by electronic signature platform or PDF), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Management Services Agreement as of the Effective Date.

COMPANY:

BEQUEST BONDS I, INC., a Delaware corporation

By:
Name:	Shawn Muneio
Title:	Chief Executive Officer

MANAGER:

BEQUEST ASSET MANAGEMENT, LLC, a Delaware limited liability company

By:
Name:	Shawn Muneio
Title:	Manager